[Sonic Solutions Letterhead]

October 7, 2005

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Brad Skinner

Ms. Christine Davis

Mr. Mark Kronforst

RE:	Sonic Solutions

Form 10-K for Fiscal Year Ended March 31, 2005 Filed June 29, 2005

Form 10-Q for Fiscal Quarter Ended June 30, 2005 Filed August 15, 2005

Form 8-K Filed May 17, 2005 and August 16, 2005

File No. 000-23190

Ladies and Gentlemen:

In connection with the response on behalf of Sonic Solutions (the “Company”) to the staff’s comments set forth in its letter dated September 26, 2005, the Company acknowledges and agrees that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Sonic Solutions

By:	/s/ A. Clay Leighton
Its:	Executive Vice President and CFO